UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 1-11176

GRUPO SIMEC, S.A.B. DE C.V.

(Translation of Registrant’s Name into English)

Av. Lázaro Cardenas 601

Colonia la Nogalera, Guadalajara, Jalisco

México 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PRESS RELEASE

Contact: Mario Moreno Cortez

Grupo Simec, S.A.B. de C.V.

Calzada Lázaro Cárdenas 601

44440 Guadalajara, Jalisco, México

+52 55 1165 1025

Guadalajara, Jalisco, May 15, 2025

Grupo Simec, S.A.B. de C.V. (the “Company”) today filed its Annual Report on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the investor relations section of the Company’s website at https://gsimec.com.mx/sec-filings.php. Shareholders may request a hard copy of the Form 20-F, including the Company’s complete audited financial statements for the year ended December 31, 2024, free of charge, by contacting the Company’s Finance coordinator, Mario Moreno Cortez, by email at mmoreno@gruposimec.com.mx.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in Mexico and Brazil, and limited commercial operations in the United States. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the non-residential construction market and other construction applications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Mario Moreno Cortez
Name:	Mario Moreno Cortez
Title:	Coordinator of Finance

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